UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Stillwater Mining Company

Title of Class of Securities:  Common Stock

CUSIP Number: 86 074 Q 102

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

 Mr. Peter J. Cobos c/o Kingdon Capital Management Corporation,
 152 West 57th Street, New York, New York 10019, (212) 333-0100

     (Date of Event which Requires Filing of this Statement)

                        November 1, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86 074 Q 102

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Kingdon Capital Management Corporation  #13-3158796

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         865,870

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         865,870

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         865,870

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         4.30%

14. Type of Reporting Person

         CO

         The reason for the filing of this Amendment No. 1 to the previously filed Schedule 13D is to show that the holdings of Kingdon Capital Management Corporation ("KCMC") in the shares of Common Stock (the "Common Stock") in Stillwater Mining Company ("PGMS") have decreased from 8.6% to 4.30%.

Item 1.  Security and Issuer

         This statement relates to the Common Stock of PGMS.
         PGMS's principal executive office is located at HC 54, Box 365, Nye, Montana 59061.

Item 2.  Identity and Background

         This statement is being filed on behalf of KCMC, a Delaware corporation. KCMC's principal business is to act as an investment adviser; its principal office is at 152 West 57th Street, New York, New York 10019.

         Mr. Mark Kingdon is the sole shareholder, director and executive officer of KCMC. Mr. Kingdon has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Kingdon has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Kingdon is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, KCMC is deemed to beneficially own 865,870 shares of Common Stock. All 865,870 shares of PGMS' Common Stock are held by entities or managed accounts over which KCMC has investment discretion. All transactions in the shares of Common Stock of PGMS reported on Exhibit A hereto were open market transactions. The funds for the purchase of the shares of Common Stock of PGMS held in the entities or managed accounts over which KCMC has investment discretion have come from each entity or account's own funds. No leverage was used to purchase the shares of Common Stock.

Item 4.  Purpose of Transactions.

         The shares of Common Stock of PGMS deemed to be beneficially owned by KCMC were acquired for, and are being held for, investment purposes.

         KCMC has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, KCMC is deemed to be the beneficial owner of 865,870 shares of Common Stock in PGMS. Based on the most recent information from PGMS, we believe there to be 20,126,902 shares of Common Stock in PGMS outstanding. Therefore, KCMC is deemed to beneficially own 4.30% of the outstanding shares of Common Stock in PGMS. KCMC has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock in PGMS that it is currently deemed to beneficially own. KCMC ceased to be the beneficial owner of more than 5% of the outstanding Common Stock of PGMS on November 19, 1996.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         KCMC has no contract, arrangement, understanding or relationship with any person with respect to the Common
         Stock in PGMS.

Item 7.  Material to be Filed as Exhibits.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock in PGMS that have been effected by KCMC since 60 days prior to November 1, 1996.

         Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

November 22, 1996



Kingdon Capital Management Corporation


By: /s/ Peter J. Cobos

    __________________________
    Peter J. Cobos, Controller

                            EXHIBIT A

                    SCHEDULE OF TRANSACTIONS

                   SHARES PURCHASED    PRICE PER SHARE
DATE               OR (SOLD)           (NOT INCLUDING COMMISSION)

9/6/96                 (20,600)*           $23.20

9/9/96                  (3,000)*            23.44

9/12/96               (227,900)*            19.87

9/12/96                   (500)*            22.25

9/16/96                 (5,400)*            20.69

9/16/96                 50,000              21.12

9/16/96                (50,000)**           21.12

10/2/96                (21,000)*            18.35

10/3/96                  5,000              19.06

10/3/96                (65,000)             19.00

10/3/96                   (200)             19.13

10/4/96                (25,000)*            19.00

10/7/96                    500              18.68

10/8/96                (12,800)*            18.47

10/8/96                 (5,000)*            18.87

10/8/96                (15,000)*            18.75

10/8/96                (25,000)*            18.45

10/8/96                  3,000              18.43

_________________
* These transactions relate to short sales that do not affect the beneficial ownership of shares of the Common Stock of PGMS.

** These transactions were swap transactions that do not affect the beneficial ownership of shares of the Common Stock of PGMS.

                   SHARES PURCHASED    PRICE PER SHARE
DATE               OR (SOLD)           (NOT INCLUDING COMMISSION)

10/9/96                (27,000)*           $18.22

10/9/96                (15,000)*            18.37

10/9/96                    200              18.31

10/10/96               (10,000)*            18.31

10/10/96                (7,800)*            18.34

10/11/96                (6,000)*            18.37

10/11/96                (2,900)*            18.50

10/14/96                (7,500)*            18.62

10/14/96               (10,800)*            18.50

10/15/96               (50,000)*            18.69

10/16/96                (9,400)*            18.84

10/16/96                (8,300)*            18.98

10/18/96                (3,400)*            18.88

10/18/96                  (900)*            19.11

10/29/96               (20,000)*            18.37

10/29/96               (20,000)*            18.50

10/29/96               (13,500)*            18.48

10/29/96               (18,800)*            18.40

10/30/96               (10,000)*            18.00

10/30/96                (7,300)*            18.33

10/30/96                 1,000              18.16

_________________
* These transactions relate to short sales that do not affect the beneficial ownership of shares of the Common Stock of PGMS.

                   SHARES PURCHASED    PRICE PER SHARE
DATE               OR (SOLD)           (NOT INCLUDING COMMISSION)

10/31/96              (200,000)             17.00

10/31/96               100,000*             17.06

10/31/96               (72,400)             17.11

10/31/96               110,000**            17.12

10/31/96              (100,000)*            17.05

10/31/96               (37,600)*            17.11

11/1/96               (225,000)             15.54

11/1/96                    100*             16.66

11/4/96                (20,000)             16.41

11/4/96                 (3,400)             16.47

11/5/96                (16,900)*            16.40

11/5/96                 (5,000)             16.50

11/5/96                  5,700*             16.20

11/6/96                (91,700)             16.07

11/6/96                100,000              16.28

11/6/96               (100,000)**           16.25

11/7/96                 (7,500)             16.37

11/8/96                 (1,200)             16.51

11/11/96               (19,800)             16.68

_________________
* These transactions relate to short sales that do not affect the beneficial ownership of shares of the Common Stock of PGMS.

** These transactions were swap transactions that do not affect the beneficial ownership of shares of the Common Stock of PGMS.

                   SHARES PURCHASED    PRICE PER SHARE
DATE               OR (SOLD)           (NOT INCLUDING COMMISSION)

11/12/96                (4,000)             16.75

11/12/96                (1,500)             16.81

11/13/96               (32,700)             17.75

11/13/96                 5,400*             18.42

11/14/96               (80,000)             17.87

11/14/96               (25,000)             17.73

11/14/96               (13,100)*            17.89

11/14/96              (136,000)*            18.08

11/14/96               136,000*             18.10

11/14/96                 1,500*             18.00

11/14/96                 4,400*             17.94

11/15/96                (5,000)             18.00

11/15/96                (1,275)             17.47

11/15/96                  (425)*            17.47

11/15/96               100,000*             17.87

11/15/96              (100,000)             17.87

11/18/96                (6,800)             17.50

11/18/96                  (400)             17.40

11/18/96                (1,000)             17.44

11/18/96                 3,900*             17.46

11/19/96              (120,000)             17.12

_________________
* These transactions relate to short sales that do not affect the beneficial ownership of shares of the Common Stock of PGMS.

                   SHARES PURCHASED    PRICE PER SHARE
DATE               OR (SOLD)           (NOT INCLUDING COMMISSION)

11/19/96                (9,000)             17.22

11/19/96                14,900*             17.28

11/19/96               100,000**            17.31

11/20/96                   100*             17.29

































_________________
* These transactions relate to short sales that do not affect the beneficial ownership of shares of the Common Stock of PGMS.

** These transactions were swap transactions that do not affect the beneficial ownership of shares of the Common Stock of PGMS.


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